MAR 03 2009

Washington, DC
196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

09059906

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARK Stephen BUCIAK DBA MB Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

193 Dowd St.
(No. and Street)

Newington, CT. 06111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK BUCIAK 860-675-7723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anthony Bafundo
(Name – *if individual, state last, first, middle name*)

45 East Cedar St. Newington, CT. 06111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23

OATH OR AFFIRMATION

I, MARK BUCIAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARK BUCIAK DBA MB Financial Services, as of February 13, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

St of: CT ss: Avon
County of: Hartford 2/23/09

[signature]
Signature

PRINCIPAL
Title

TALI SHTEKLER
NOTARY PUBLIC
My Commission Expires Nov. 30, 2010

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.J. Bafundo and Company, LLC
Certified Public Accountants

Anthony J. Bafundo, C.P.A.
Peter W. Johns, C.P.A.
Steven A. Bafundo, C.P.A.

Members of
American Institute of Certified Public Accountants
Connecticut Society of Certified Public Accountants

Mark Buciak
dba MB Financial Services
Newington, Connecticut

In planning and performing our audit of the financial statements and supplemental schedules of Mark Buciak, dba MB Financial Services (a sole proprietorship), for the year ended December 31, 2008, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commissions (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exempted provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cedar Street Professional Building
45 East Cedar Street, Newington, Connecticut 06111 • Telephone (860) 666-8468 • Fax (860) 666-4008

Because of internal limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended for the use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

A. J. Bafundo & Company, LLC

Managing Partner

Newington, Connecticut
February 13, 2009

A.J. Bafundo and Company, LLC
Certified Public Accountants

Anthony J. Bafundo, C.P.A.
Peter W. Johns, C.P.A.
Steven A. Bafundo, C.P.A.

Members of
American Institute of Certified Public Accountants
Connecticut Society of Certified Public Accountants

Mark Buciak
dba MB Financial Services

Audited Financial Statements

December 31, 2008

Cedar Street Professional Building
45 East Cedar Street, Newington, Connecticut 06111 • Telephone (860) 666-8468 • Fax (860) 666-4008

Table of Contents

A.J. Bafundo
and Company, LLC
Certified Public Accountants

Anthony J. Bafundo, C.P.A.
Peter W. Johns, C.P.A.
Steven A. Bafundo, C.P.A.

Members of
American Institute of Certified Public Accountants
Connecticut Society of Certified Public Accountants

Independent Auditors' Report

To the Owner
Mark Buciak
Dba MB Financial Services
Newington, Connecticut

We have audited the accompanying statement of financial condition of Mark Buciak, dba MB Financial Services (a sole proprietorship), as of December 31, 2008 and the related statements of income, expenses, changes in proprietor's capital, comprehensive income and cash flows for the year ended December 31, 2008 which you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the sole proprietor. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and Government Auditing Standards issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Buciak, dba MB Financial Services, as of December 31, 2008. They accurately reflect the results of its operations, the changes in partners' equity (deficit) and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United State of America. In regards to MB Financial Services and our audit for 2008 we found no differences between our audit and the computation of net capital reported by MB Financial Services previously on their focus report part IIA17a-5(a).

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedule 1 is strictly for additional analysis and is required by rule 17a-5 under the Securities Exchange Act of 1934.

A. J, Bafundo & Company, LLC
[signature], CPA
Managing Partner
Newington, Connecticut
February 13, 2009

Cedar Street Professional Building
45 East Cedar Street, Newington, Connecticut 06111 • Telephone (860) 666-8468 • Fax (860) 666-4008

Mark Buciak
dba MB Financial Service
Statement of Financial Condition
For Year Ended, December 31, 2008

Assets		
Cash		$ 6,485.95
Accounts Receivable		-
2000 shares nasdaq at cost		41,000.00
Computer, furniture and equipment at cost	$ 6,500.00	
Less: accumulated depreciation	6,500.00	-
Total Assets		$ 47,485.95
Sole Proprietors capital		
Mark Buciak, capital		$ 47,485.95

See accompanying notes and accountants' report.

Mark Buciak
dba MB Financial Services
Statement of Income, Expenses and Changes in Proprietors' Capital
For Year Ended, December 31, 2008

Income		
Commissions and fees	$ 1,566.16	
Interest earned	3.63	
Total Income		$ 1,569.79
Expenses		
Accounting fees	$ 1,750.00	
FINRA dues	1,150.00	
FINRA renewal RIA	230.00	
FINRA renewal board	150.00	
Professional conference fees	150.00	
Securities fees - Murtha Cullian, LLP	60.00	
Treasurer State of Connecticut fee	80.00	
Total Expenses		3,570.00
Net Income (Loss)		$ (2,000.21)
Mark Buciak's Capital, January 1, 2008		49,486.16
Mark Buciak's Capital, December 31, 2008		$ 47,485.95

See accompanying notes and accountants' report.

Mark Buciak
dba MB Financial Services
Statement of Comprehensive Income
For Year Ended, December 31, 2008

Net Income (Loss)		$ (2,001.21)
Other Comprehensive Income		
2,000 shs - NASDAQ Restricted		
Cost	$ 41,000.00	
Fair market value, December 31, 2008	49,420.00	
Comprehensive income		8,420.00
Net Revenue for the Year		$ 6,418.79

See accompanying notes and accountants' report.

Mark Buciak
dba MB Financial Services
Statement of Cash Flows
For Year Ended, December 31, 2008

Cash Flows from Operating Activities		
Cash received from customers and rebate	$ 1,566.16	
Cash paid for expenses	(3,570.00)	
Interest Income	3.63	
Net Cash Provided By (Used By) Operating Activities		$ (2,000.21)
Net Increase (Decrease) in cash and cash equivalents		$ (2,000.21)
Cash and cash equivalents, beginning January 1		8,486.16
Cash and cash equivalents, ending December 31		$ 6,485.95

Supplemental Schedule of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ -
Taxes	$ -
Non cash income	
Unrealized gain in value of investments	$ 8,420.00

See accompanying notes and accountants' report.

Nature of Operations

Mark Buciak, dba MB Financial Services, a sole proprietorship, is a non-clearing broker dealer who does not have custody of client funds. MB Financial Services is a member of the Financial Industry Regulatory Authority (FINRA). MB Financial Services provides broker dealer services to local clients. The majority of revenue is generated from fees charged from sale or exchange of securities. MB Financial Services started operations in 1997.

Accounting Policies

The accounting policies followed by the proprietorship conform to the generally accepted accounting principles of the United States of America. The policies affecting the determination of the financial position, cash flows and results of the operation for the year are summarized below.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted account principles requires Mark Buciak to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on best knowledge of current events and actions taken, actual results ultimately may differ from the estimates.

Computer, Furniture and Equipment

Property and equipment are valued as cost less accumulated depreciation. Depreciation is computed using the double declining balance method for 5 & 7 years. There is zero depreciation expense for the year 2008.

Federal Income Taxes

Federal income taxes of a proprietor is computed on their total income from all sources, so accordingly, no provision for income tax is made in these statements.

Cash Equivalents

Cash equivalents are temporary investments which are readily convertible to cash in three months of less.

Securities

The company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at cost value on the balance sheet in current assets. The statement of comprehensive income records additional income of $8,420.00 representing the difference between the cost and fair market value at 12/31/08.

Cash

As of December 31, 2008 the cash balance was $6,485.95 and resides in a checking account.

Minimum Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, Mark Buciak, dba MB Financial Services was required to maintain a minimum net capital of $5,000.00. At December 31, 2008 the proprietor had a net capital of $6,485.95.

Related Parties

Mark Buciak, dba MB Financial Services shares a home office with Mark Buciak, dba MB & Associates, a registered investment advisor company providing investment management services and insurance sales. MB Financial Services and MB & Associates pays all occupancy costs associated with the office.

Securities

At December 31, 2008, the company held the following securities:

Long-term available for sale: 2,000 shares NASDAQ stocks: Fair market value $49,420.00.

Concentrations of Credit Risk

As of December 31, 2008, Mark Buciak, dba MB Financial Services had a significant investment in NASDAQ stocks.

Subsequent Events

In May of 2008, FINRA disqualified an audit performed by a non-certified Public Accountant for 2007 and an additional $1,200.00 in accounting fees was incurred for the 2007 audit. Since the expense was incurred in 2008 as a result of FINRA's actions, this expense is being treated as a 2008 expense.

Mark Buciak
dba MB Financial Services
Computation of Net Capital
Under Rule 15c3-1 of the Securities Exchange Commission
For Year Ended, December 31, 2008

Schedule 1

Net Capital	
Total proprietors' capital qualified for net capital	$ 47,485.95
Deductions:	
Non-allowable assets (securities)	41,000.00
Total Net Capital	$ 6,485.95

See accompanying notes and accountants' report.